

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2017

<u>Via E-mail</u>
Mr. Brian Pappas
FranVentures, LLC
796 Cypress Crossing Trail
St. Augustine, FL 32095

> **Re: Creative Learning Corporation**
> **Consent Solicitation by FranVentures, LLC, Brian Pappas, Christine H.**
> **Pappas, Walter Ramsley, Mark D. Shaw and David K. Waldman**

Dear Mr. Pappas:

We understand that you have engaged in communications with shareholders of the company and such communications would appear to constitute solicitations within the meaning of Rule 14a-1(l). We remind you that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). We further remind you that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard and advise us how you intend to comply with Rule 14a-6(b) and (c) with respect to these communications.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Thomas J. Fleming, Esq.
Olshan Frome Wolosky LLP